ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

03 JAN -2 AM 8:56

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/221/2002

Finance Dept.
Tel. 66 (0) 2537-4512

SUPPL

Date: December 18, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

☐ Annual Report of ______

03003152

☐ Financial Statement ______

☐ News Release on ______

☑ Copy of the letter to the Stock Exchange of Thailand dated December 16, 2002: "Notification on the Result of the Exercising Of Warrants"

☐ Others ______

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

dlw 1/22

แบบฟอร์ม No.82-3827/17/12/02

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/351/2002

Finance Department
Tel. 0-2537-4509

December 16, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 1,200,000 units of warrants issued by PTT Exploration and Production Public Company Limited on 16 June 1998 which were allocated to PTTEP employees and an employee who was a director. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants. The first exercise date was 14 September 2001.

Please be informed that on the sixth exercise date of 13 December 2002, none of the employees has proposed to exercise the warrants, resulting in the number of outstanding warrants remaining at 1,200,000 units and the number of shares reserved for the exercise of warrants remaining at 2,400,000 shares, details as per attachment.

Yours sincerely

Chitrapongse Kwangsukstith
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟ็กซ์ : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000, 2936-2626 Fax : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com

Report on the exercising of warrants, in accordance with the announcement of Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 1,200,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,400,000 shares

Exercise price 150 Baht/share

Exercise period

Warrants allotted to each employee and an employee who is a director are divided into 3 certificates as follows:

Certificate No.1 will be exercisable into ordinary shares on the date warrants become 3 years and 3 months old and until the date warrants become 5 years old. The maximum exercisable amount is 20% of the total warrants allotted.

Certificate No. 2 will be exercisable into ordinary shares on the date warrants become 4 years and 3 months old and until the date warrants become 5 years old. The maximum exercisable amount is 30% of the total warrants allotted.

Certificate No. 3 will be exercisable into ordinary shares on the date warrants become 5 years old. The maximum exercisable amount is 50% of the total warrants allotted.

Date of submitting filing 6 May 1998

Effective date of filing 11 June 1998

Exercise date for this report 13 December 2002

Exercise price for this report 150 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Director(s)	Employee(s)	Sub-purchasing person(s)	Total
Number of persons	-	-	-	-
Number of warrants	-	-	-	-
Number of shares allotted for the exercise of warrants	-	-	-	-
Percentage of total shares allotted for the exercise of warrants	-	-	-	-

2.2 Allotment

	Director(s)	Employee(s)	Sub-purchasing person(s)	Total
Number of persons	-	-	-	-
Number of warrants	-	-	-	-
Number of shares allotted for the exercise of warrants	-	-	-	-
Percentage of total shares allotted for the exercise of warrants	-	-	-	-

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

None

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

None

3.6 The remaining units of unconverted warrants

1,200,000 units

3.7. The remaining number of reserved shares for the exercise of warrants

2,400,000 shares

It is certified that the information in this report is true and accurate.

(Chitrapongse Kwangsukstith)

President